June 7, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Cara Wirth
Division of Corporation Finance
Office of Trade & Services

Re:	PLBY Group, Inc.
Registration Statement on Form S-1 (Registration No. 333-256855)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Canaccord Genuity LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby joins PLBY Group, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256855) (the “Registration Statement”) to become effective on June 9, 2021 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

cc:	Ben Kohn, Chief Executive Officer, PLBY Group, Inc.
W. Stuart Ogg, Esq., Jones Day
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP